                          FORM U-13-60
            Mutual and Subsidiary Service Companies
                    Revised February 7, 1980


                         ANNUAL REPORT


                         For the Period

     Beginning January 1, 1997 and Ending December 31, 1997


                             To The

            U.S. SECURITIES AND EXCHANGE COMMISSION

                               Of

               NEW ENGLAND POWER SERVICE COMPANY

                  A Subsidiary Service Company


           Date of Incorporation:  September 5, 1935


State or Sovereign Power under which Incorporated or Organized:

                The Commonwealth of Massachusetts


 Location of Principal Executive Offices of Reporting Company:

                       25 Research Drive
                     Westborough, MA  01582


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                   H. W. McDowell, Controller
                       25 Research Drive
                     Westborough, MA  01582


Name of Principal Holding Company Whose Subsidiaries are served by
                       Reporting Company:

                  New England Electric System


SEC 1926 (6-82)

Page 2
              INSTRUCTIONS FOR USE OF FORM U-13-60


   1. Time of Filing Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

   2. Number of Copies  Each annual report shall be filed in duplicate.
The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

   3. Period Covered by Report The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

   4. Report Format Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

   5. Money Amounts Displayed All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

   6. Deficits Displayed Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

   7. Major Amendments or Corrections Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

   8. Definitions Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

   9. Organization Chart The service company shall submit with each annual report a copy of its current organization chart.

   10. Methods of Allocation The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

   11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                               Schedule or    Page
Description of Schedules and Accounts         Account No.     Number

COMPARATIVE BALANCE SHEET                  Schedule I              4-5

  Service company property                 Schedule II             6-7
  Accumulated provision for depreciation
   and amortization of service company
   property                                Schedule III              8
  Investments                              Schedule IV               9
  Accounts receivable from associate
   companies                               Schedule V               10
  Fuel stock expenses undistributed        Schedule VI              11
  Stores expense undistributed             Schedule VII             12
  Miscellaneous current and accrued assets Schedule VIII            13
  Miscellaneous deferred debits            Schedule IX              14
  Research, development, or demonstration
   expenditures                            Schedule X               15
  Proprietary capital                      Schedule XI              16
  Long-term debt                           Schedule XII             17
  Current and accrued liabilities          Schedule XIII            18
  Notes to financial statements            Schedule XIV             19

COMPARATIVE INCOME STATEMENT               Schedule XV              20

  Analysis of billing - associate
   companies                               Account 457              21
  Analysis of billing - nonassociate
   companies                               Account 458              22
  Analysis of charges for service
   - associate and nonassociate companies  Schedule XVI             23
  Schedule of expense by department or
   service function                        Schedule XVII         24-26
  Departmental analysis of salaries        Account 920              27
  Outside services employed                Account 923           28-30
  Employee pensions and benefits           Account 926              31
  General advertising expenses             Account 930.1            32
  Miscellaneous general expenses           Account 930.2            33
  Rents                                    Account 931              34
  Taxes other than income taxes            Account 408              35
  Donations                                Account 426.1            36
  Other deductions                         Account 426.5            37
  Notes to statement of income             Schedule XVIII           38

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                              Page
Description of Reports or Statements                         Number

ORGANIZATION CHART                                                  39

METHODS OF ALLOCATION                                               40

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED          41
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

Page 4

               For the Year Ended December 31, 1997
                          (In Thousands)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET

Give balance sheet of Company as of December 31 of the current and prior year
Account             Assets and Other Debits                As of December 31
                                                   Current              Prior
     SERVICE COMPANY PROPERTY
101  Service company property (Schedule II)            $  5,877           $ 11,157
107  Construction work in progress (Schedule II)
                                                       --------           --------
          Total Property                                  5,877             11,157
                                                       --------           --------
108  Less accumulated provision for depreciation
      and amortization of service
      company property  (Schedule III)                                         138
                                                       --------           --------
          Net Service Company Property                    5,877             11,019
                                                       --------           --------
     INVESTMENTS
123  Investments in associate companies (Schedule IV)
124 &
128  Other Investments (Schedule IV)                     61,132             49,887
                                                       --------           --------
          Total Investments                              61,132             49,887
                                                       --------           --------
     CURRENT AND ACCRUED ASSETS
131  Cash
134  Special deposits                                       121                121
135  Working funds                                           23                 76
136  Temporary cash investments (Schedule IV)             9,500              9,225
141  Notes receivable from associate companies
      (Money Pool)
143  Accounts receivable                                    230                198
144  Accumulated provision of uncollectible accounts
146  Accounts receivable from associate companies
      (Schedule V)                                        6,566              4,924
152  Fuel stock expenses undistributed (Schedule VI)
154  Materials and supplies                                  17                 23
163  Stores expense undistributed (Schedule VII)
165  Prepayments                                          7,313              9,839
174  Miscellaneous current and accrued assets
      (Schedule VIII)
                                                       --------           --------
          Total Current and Accrued Assets               23,770             24,406
                                                       --------           --------
     DEFERRED DEBITS
181  Unamortized debt expense
184  Clearing accounts
186  Miscellaneous deferred debits (Schedule IX)            589                819
188  Research, development, or demonstration
      expenditures (Schedule X)
190  Accumulated deferred income taxes                   12,785             10,159
                                                       --------           --------
          Total Deferred Debits                          13,374             10,978
                                                       --------           --------
          TOTAL ASSETS AND OTHER DEBITS                $104,153           $ 96,290
                                                       ========           ========

Page 5

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1997
                          (In Thousands)

                            SCHEDULE I
                    COMPARATIVE BALANCE SHEET
Account   Liabilities and Proprietary Capital              As of December 31
                                                    Current                     Prior
     PROPRIETARY CAPITAL
201  Common stock issued (Schedule XI)
211  Miscellaneous paid-in-capital (Schedule XI)         $16,350       $16,350
215  Appropriated retained earnings (Schedule XI)
216  Unappropriated retained earnings (Schedule XI)        5,902         1,839
                                                        --------      --------
          Total Proprietary Capital                       22,252        18,189
                                                        --------      --------

     LONG-TERM DEBT
223  Advances from associate companies (Schedule XII)
224  Other long-term debt (Schedule XII)
225  Unamortized premium on long-term debt
226  Unamortized discount on long-term debt - debit
                                                        --------      --------
          Total Long-Term Debt
                                                        --------      --------

     CURRENT AND ACCRUED LIABILITIES
231  Notes payable
232  Accounts payable                                     10,847         8,290
233  Notes payable to associate companies
      (Schedule XIII)
234  Accounts payable to associate companies
      (Schedule XIII)                                        667           421
236  Taxes accrued                                           826         2,561
237  Interest accrued
238  Dividends declared
241  Tax collections payable                                  64           190
242  Miscellaneous current and accrued
      liabilities (Schedule XIII)                         17,145        13,558
                                                        --------      --------
          Total Current and Accrued Liabilities           29,549        25,020
                                                        --------      --------
     DEFERRED CREDITS
253  Other deferred credits                               52,352        53,081
255  Accumulated deferred investment tax credits
                                                        --------      --------
          Total Deferred Credits                          52,352        53,081
                                                        --------      --------
282  ACCUMULATED DEFERRED INCOME TAXES
                                                        --------      --------
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL     $104,153       $96,290
                                                        ========      ========

Page 6

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE II
                     SERVICE COMPANY PROPERTY


                  BALANCE AT                    RETIREMENTS         BALANCE
                  BEGINNING          OR         OTHER (1) AT CLOSE
DESCRIPTION       OF YEAR   ADDITIONS           SALES     CHANGES   OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment (2)          $11,116    $(5,142)             $(97)                            $5,877
308 Office
     Furniture and
     Equipment                  37                          (37)
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment                   4                           (4)
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property (3)
                          --------   --------              ----          -----            --------
        SUB-TOTAL           11,157     (5,142)             (138)                             5,877
                          --------   --------              ----          -----            --------
107 Construction
     Work in
     Progress (4)
                         ---------   --------              ----          -----            --------
       TOTAL               $11,157    $(5,142)            $(138)                            $5,877
                         =========   ========              ====          =====            ========

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1997
                          (In Thousands)

                     SCHEDULE II - CONTINUED

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                          BALANCE
                                                           AT CLOSE
    SUBACCOUNT DESCRIPTION                   ADDITIONS     OF YEAR

    Capitalized lease for computer
    information system                          $ (5,142) (A)            $ 5,877
                                                --------       -------
          TOTAL                                 $ (5,142)      $ 5,877
                                                ========       =======


(A) Reflects amortization of capital lease.

(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          None








(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          None

Page 8

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE III
            ACCUMULATED PROVISION FOR DEPRECIATION AND
             AMORTIZATION OF SERVICE COMPANY PROPERTY


                            ADDITIONS          OTHER
                 BALANCE AT CHARGED            CHANGES    BALANCE
                 BEGINNING  TO        RETIRE-  ADD        AT CLOSE
DESCRIPTION      OF YEAR    ACCT 403  MENTS    (DEDUCT)(1)     OF YEAR
Account

301 Organization
303 Miscellaneous
     Intangible
     Plant
304 Land and Land
     Rights
305 Structures and
     Improvements
306 Leasehold
     Improvements
307 Equipment               $ 97                         $ (97)
308 Office
     Furniture and
     Equipment                37                           (37)
309 Automobiles,
     Other Vehicles
     and Related
     Garage
     Equipment                 4                            (4)
310 Aircraft and
     Airport
     Equipment
311 Other Service
     Company
     Property
                             ---         ---               ---           ----            ---
          TOTAL             $138                         $(138)
                             ===         ===               ===           ====            ===


1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          None

/TABLE

Page 9

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE IV
                           INVESTMENTS


INSTRUCTIONS:    Complete the following schedule concerning investments.

            Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

            Under Account 136, "Temporary Cash Investments," list each investment separately.
                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
DESCRIPTION                                    OF YEAR        OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     None           None
                                                   ------         ------
      TOTAL                                          None           None
                                                    =====          =====

ACCOUNT 124 & 128 - OTHER INVESTMENTS

   Supplemental Retirement/Deferred
     Compensation Plan Trust Fund                 $40,505        $49,362

   General American Life Insurance Company -
     Net Cash Surrender Value                       4,355          5,046

   Confederation Life Insurance Company -
     Net Cash Surrender Value                       2,520          2,867

     Aurora National Life Insurance Company -
     Net Cash Surrender Value                       1,977          2,629

   Metropolitan Life Insurance Company -
     Net Cash Surrender Value                         568          1,277

   Pacific Mutual Life Insurance Company -
     Deferred Compensation - Life Insurance
     Investments & Net Cash Surrender Value           (38)           (49)

                                                  -------        -------
      TOTAL                                       $49,887        $61,132
                                                  =======        =======

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS          $ 9,225        $ 9,500
     See Note A, Schedule XIV
                                                  -------        -------
      TOTAL                                       $ 9,225        $ 9,500
                                                  =======        =======

Page 10
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                            SCHEDULE V
           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                             BALANCE AT      BALANCE AT
                                              BEGINNING       CLOSE
                                               OF YEAR        OF YEAR
DESCRIPTION

ACCOUNT 146 -                                ACCOUNTS RECEIVABLE FROM
            ASSOCIATE COMPANIES

 New England Electric System                       $   177       $   (78)
 Nantucket Electric Company                             87            49
 Massachusetts Electric Company                      1,566         3,775
 New England Hydro-Trans. Electric Co., Inc.           (14)           37
 New England Hydro Transmission Corp.                    9            47
 New England Power Company                           1,974         1,240
 New England Electric Transmission Corp.                10            45
 Yankee Atomic Electric Company                         76            35
 Granite State Electric Company                        158           205
 Narragansett Energy Resources Company                  (2)            3
 The Narragansett Electric Company                     691         1,192
 New England Energy Incorporated                        45           (35)
 NEES Global Transmission, Inc.                        (16)          (56)
 Granite State Energy, Inc.                              2            (1)
 NEES Energy, Inc.                                      11            13
 AllEnergy Marketing Company, L.L.C.                   150            95
                                                   -------       -------
      TOTAL                                        $ 4,924       $ 6,566
                                                   =======       =======
                                                               TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:           PAYMENTS

 New England Electric System                                     $     4
 Nantucket Electric Company                                           84
 Massachusetts Electric Company                                   10,666
 New England Hydro-Trans. Electric Co., Inc.                          18
 New England Hydro Transmission Corp.                                  -
 New England Power Company                                         1,584
 New England Electric Transmission Corp.                               1
 Yankee Atomic Electric Company                                      172
 Granite State Electric Company                                      522
 Narragansett Energy Resources Company                                 -
 The Narragansett Electric Company                                 2,897
 New England Energy Incorporated                                       1
 NEES Global Transmission, Inc.                                        9
 Granite State Energy, Inc.                                            -
 NEES Energy, Inc.                                                     2
 AllEnergy Marketing Company, L.L.C.                                   2
                                                                 -------
      TOTAL PAYMENTS                                             $15,962
                                                                 =======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE VI
                FUEL STOCK EXPENSES UNDISTRIBUTED



INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION                           LABOR     EXPENSES    TOTAL

ACCOUNT 152 -                        FUEL STOCK EXPENSES
           UNDISTRIBUTED                   None       None       None

                                           ----       ----       ----
           TOTAL                           None       None       None
                                           ====       ====       ====



SUMMARY:

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE VII
                   STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                      LABOR       EXPENSES   TOTAL

ACCOUNT 163 - STORES EXPENSE
           UNDISTRIBUTED                   None       None       None

                                           ----       ----      -----
           TOTAL                           None       None       None
                                           ====       ====       ====

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1997
                         (In Thousands)

                         SCHEDULE VIII
            MISCELLANEOUS CURRENT AND ACCRUED ASSETS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped, showing the number of items in each group.

                                       BALANCE AT    BALANCE AT
                                       BEGINNING     CLOSE
DESCRIPTION                            OF YEAR       OF YEAR

ACCOUNT 174 -                              MISCELLANEOUS CURRENT AND
           ACCRUED ASSETS                        None             None

                                                 ----             ----
           TOTAL                                 None             None
                                                 ====             ====

Page 14

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1997
                         (In Thousands)

                          SCHEDULE IX
                 MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
            $10,000 may be grouped by class, showing the number of items in each class.

                                           BALANCE AT      BALANCE AT
                                           BEGINNING  CLOSE
DESCRIPTION                                OF YEAR    OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

 Unbilled Computer Information Systems Costs        $    -       $ 483
 Unbilled Microwave Improvements                       819           -
 Unbilled Building Leasehold Improvements              114         195
 Unbilled Shared Microwave System Expenses              (3)              (3)
 Unbilled Dispatching Expenses (REMVEC)               (175)            (169)
 Unbilled Heavy Equipment Expenses                      40          98
 Unbilled Transportation and Other                      16         (16)
 Miscellaneous Expenses (1 item)                         8           1
                                                    ------      ------
          TOTAL                                     $  819      $  589
                                                    ======      ======

Page 15
       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

For the Year Ended December 31, 1997
                         (In Thousands)

                           SCHEDULE X
      RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                              AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
           DEMONSTRATION EXPENDITURES                        None

                                                             ----
   TOTAL                                                     None
                                                             ====

Page 16

       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

              For the Year Ended December 31, 1997

                          SCHEDULE XI
                      PROPRIETARY CAPITAL

                                                           OUTSTANDING
                             NUMBER OF   PAR OR STATED                        CLOSE OF PERIOD
ACCOUNT                        SHARES      VALUE     NO. OF                                     TOTAL
NUMBER      CLASS OF STOCK   AUTHORIZED  PER SHARE   SHARES                                      AMOUNT
201                             COMMON STOCK ISSUED      4,000           $25              3            $75

INSTRUCTIONS:           Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                    AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
           Capital contributions from New England
           Electric System, the holding company,
           authorized on:
           December 21, 1979 (SEC Release Number 35-21354)       $ 1,350,000
           December 29, 1995                              15,000,000

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                 None
                                                          ----------
           TOTAL                                           $16,350,000
                                                          ==========

INSTRUCTIONS:           Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of
                        capital owed or net loss remaining from servicing
                        non-associates per the General Instructions of the Uniform
                        Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of
                        dividend, date declared and date paid.

                      BALANCE AT  NET INCOME             BALANCE AT
                       BEGINNING      OR      DIVIDENDS    CLOSE
DESCRIPTION            OF YEAR      (LOSS)      PAID       OF YEAR

ACCOUNT 216 -
 UNAPPROPRIATED
 RETAINED EARNINGS       $1,839,383 $1,839,383    (A)         $1,839,383 (C)              $1,839,383
                                     4,062,726    (B)                       4,062,726
                         ---------- ----------                ----------   ----------
           TOTAL         $1,839,383 $5,902,109   $1,839,383   $5,902,109
                         ========== ==========   ==========   ==========

(A) Return on equity of 11.25% as authorized by SEC File #70-6353 amendment
    No. 11 dated August 18, 1995.
(B)    Represents unrealized appreciation on marketable securities.  Generally
   Accepted Accounting Principles require such amounts be recorded in the Proprietary Capital without being included in reported net income.
   Since the SEC chart of accounts does not provide for such a common equity account, these amounts have been reflected in retained earnings in addition to income reported in the income statement.

(C)                   DATE     DATE       NO. OF         TOTAL
         DECLARED     PAID    SHARES    DIVIDEND
              2/26/97    4/01/97                   3          $1,839,383

                    ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                           For the Year Ended December 31, 1997
                                      (In Thousands)

                                       SCHEDULE XII
                                      LONG-TERM DEBT



INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



             TERMS OF OBLIG DATE                     BALANCE AT                       BALANCE AT
NAME OF      CLASS & SERIES OF     INTEREST AMOUNT   BEGINNING         DEDUCTIONS     CLOSE
CREDITOR     OF OBLIGATION  MATURITY        RATE     AUTHORIZED        OF YEAR   ADDITIONS (1)  OF YEAR

ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE
 COMPANIES:                                          None                         None



ACCOUNT 224 -
 OTHER LONG-TERM
 DEBT:                                               None                         None
                                                                                  ---- ----
      TOTAL                                          None                         None
                                                     ====                         ====


(1) Give an explanation of deductions:

      None

Page 18

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                          SCHEDULE XIII
                 CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:                                   Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
                                                grouped, showing the number of items in each group.
                                                BALANCE AT  BALANCE AT
                                                 BEGINNING     CLOSE
DESCRIPTION                                       OF YEAR    OF YEAR
ACCOUNT 233 -                                     NOTES PAYABLE TO ASSOCIATE
            COMPANIES                                $     -      $     -

 See Note A, Schedule XIV
                                                     -------      -------
      TOTAL                                          $     -      $     -
                                                     =======      =======

ACCOUNT 234 -                                     ACCOUNTS PAYABLE TO ASSOCIATE
            COMPANIES

 Nantucket Electric Company                          $     -       $    1
 Massachusetts Electric Company                          269          520
 New England Power Company                                99          138
 Granite State Electric Company                           10            1
 The Narragansett Electric Company                        43            7
                                                     -------       ------
      TOTAL                                          $   421       $  667
                                                     =======       ======

ACCOUNT 242 -                                     MISCELLANEOUS CURRENT AND
            ACCRUED LIABILITIES

 Group Insurance                                    $   (109)      $  (46)
 NEES Goals                                            2,811        2,795
 Thrift Plan (See Note B, Schedule XIV)                    -        1,280
 Postemployment Benefits                               3,570        4,831
 Post Retirement Benefits                                  -        1,633
 Property Under Capital Lease                          5,015        4,048
 Healthcare Costs                                         17            4
 Accrued Benefit Costs                                 2,248        2,600
 Other Current and Accrued Liabilities                     6            -
                                                     -------      -------
      TOTAL                                          $13,558      $17,145
                                                     =======      =======

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997

                           SCHEDULE XIV
                  NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note A
  During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 1983, the terms were amended in Release No. 35-22900 to allow New England Electric System to invest in the money pool. In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy, Incorporated to invest in the money pool and New England Electric Transmission Corporation to invest in and borrow from the money pool. In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission Electric Company Incorporated and New England Hydro-Transmission Corporation to invest in the money pool. In 1992, the terms were amended in Release No. 35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England Hydro-Transmission Corporation to borrow from the money pool, to allow New England Hydro Finance Company, Incorporated and Narragansett Energy Resources Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities. In 1995, the terms were amended in Release No. 35-26439 to allow Nantucket Electric Company to invest in and borrow from the money pool.

  Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

  New England Power Service Company was designated to administer the pool as agent for the member companies. The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

  At December 31, 1997 the detail of this pool was as follows:

Investments in the Pool:
 New England Electric System                    $  925,000
 New England Hydro-Trans. Electric Co., Inc.     2,750,000
 New England Hydro Transmission Corp.            1,375,000
 New England Energy Incorporated                 2,750,000
 Narragansett Energy Resources Company           1,550,000
 New England Power Service Company               9,500,000 $18,850,000
                                               ----------- ===========
Borrowings from the Pool:
 Nantucket Electric Company                     $   25,000
 Massachusetts Electric Company                  4,800,000
 Granite State Electric Company                  4,075,000
 New England Power Company                       3,125,000
 The Narragansett Electric Company               4,425,000
 New England Electric Transmission Corp.         2,400,000 $18,850,000
                                               ----------- ===========
Note B
   The 1997 Thrift Plan liability of $1,205,000 was held in account 232.

Page 20

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                           SCHEDULE XV
                       STATEMENT OF INCOME

ACCOUNT            DESCRIPTION                    CURRENT     PRIOR
                                                   YEAR         YEAR
     INCOME

457  Services rendered to associate companies        $204,259    $196,708
458  Services rendered to nonassociate companies        1,896       2,168
421  Miscellaneous income or loss
                                                      -------     -------
               TOTAL INCOME                           206,155     198,876
                                                      -------     -------

     EXPENSE

920  Salaries and wages                                89,897      89,440
921  Office supplies and expenses                      39,580      36,249
922  Administrative expense transferred - credit
923  Outside services employed                         19,788      14,123
924  Property insurance                                    77          81
925  Injuries and damages                               2,171         783
926  Employee pensions and benefits                    26,117      26,820
928  Regulatory commission expense                        112         195
930.1          General advertising expenses
930.2          Miscellaneous general expenses             649         576
931  Rents                                             17,086      18,323
932  Maintenance of structures and equipment            1,958       2,128
403  Depreciation and amortization expense
408  Taxes other than income taxes                      7,168       7,091
409  Income taxes                                       4,073       5,441
410  Provision for deferred income taxes
411  Provision for deferred income taxes - credit      (4,813)     (4,663)
411.5          Investment tax credit
426.1          Donations                                              298            270
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies             (362)       (418)
431  Other interest expense                               517         598
                                                      -------     -------
               TOTAL EXPENSE                          204,316     197,037
                                                      -------     -------
               NET INCOME OR (LOSS)                  $  1,839    $  1,839
                                                      =======     =======

Page 21

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                       ANALYSIS OF BILLING

                       ASSOCIATE COMPANIES
                           ACCOUNT 457

                                   DIRECT   INDIRECT         COMPENSATION           TOTAL
                                    COSTS   COSTS    FOR USE    AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED  CHARGED  OF CAPITAL                      BILLED
                                    457-1   457-2     457-3

New England Electric System           $  1,337          $    183        $   12       $  1,532
Nantucket Electric Company               1,499               310            18          1,827
Massachusetts Electric Company          62,998             9,586           561         73,145
New England Hydro-Transmission
                                    Electric Co., Inc.              1,414                 245             13          1,672
New England Hydro Transmission Corp.               (142)              612                   3            473
New England Power Company               74,664            17,205           933         92,802
New England Electric Transmission
                                    Corp.           382                66                   3            451
Yankee Atomic Electric Company             127                47             2            176
Granite State Electric Company           3,159               573            30          3,762
Narragansett Energy Resources Company                36                11                   0             47
The Narragansett Electric Company       20,718             2,450           173         23,341
New England Energy Incorporated            612               106             5            723
NEES Global Transmission, Inc.           2,373               513            30          2,916
NEES Communications, Inc.                  227                89             4            320
Granite State Energy, Inc.                  13                 2             0             15
NEES Energy, Inc.                          213                20             2            235
AllEnergy Marketing Company, L.L.C.        620               189            13            822
                                               --------          --------              ------       --------
                                    TOTAL      $170,250          $ 32,207              $1,802            $204,259
                                               ========          ========              ======            ========

Page 22

                       ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                              For the Year Ended December 31, 1997
                                         (In Thousands)

                                      ANALYSIS OF BILLING
                                     NONASSOCIATE COMPANIES
                                          ACCOUNT 458
                                      DIRECT    INDIRECT COMPENSATION         EXCESS      TOTAL
                                      COST      COST     FOR USE      TOTAL   OR          AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED   CHARGED  OF CAPITAL   COST    DEFICIENCY  BILLED
                                      458-1     458-2    458-3                458-4
1)   REMVEC Billings                       $1,667     $(15)       $21      $1,673        -      $1,673
2)   Coghlin Electrical Contractors            45        -          -          45        -          45
3)   Town of Danvers - Electric Division       28        -          -          28      $14          42
4)   Enova Energy                              28        -          -          28        -          28
5)   Green Mountain Power Company              25        -          -          25        2          27
6)   EUA Service Corporation                   17        -          -          17        -          17
7)   Peabody Municipal Light                   16        -          -          16        -          16
8)   JCR Construction                           9        -          -           9        -           9
9)   Working Assets                             9        -          -           9        -           9
10)  American Superconductor                    7        -          -           7        -           7
11)  Ocean State Power                          6        -          -           6        -           6
12)  Northfield Mountain Energy                 6        -          -           6        -           6
13)  Other                                     11        -          -          11        -          11
                                            -----     ----        ---       -----      ---       -----
            TOTAL                          $1,874     $(15)       $21      $1,880      $16      $1,896
                                            =====     ====        ===       =====      ===       =====
INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:
1)  Centralized Eastern N.E. Dispatching System
2)  High Voltage Safety Training
3)  Transformer Drying, Electricity Training
4)  Massachusetts Pilot Program Billing Services
5)  Vernon Station Repairs/Dielectric Testing of Rubber Safety Products
6)  Transformer Testing & Refurbishing, Second Class Line Training
7)  Visual and Operational Inspection Training Program
8)  Dielectric Testing of Rubber Safety Products
9)  Massachusetts Pilot Program Billing Services
10) Secondary Duct Work
11) Auditing Services
12) Massachusetts Pilot Program Billing Services
13) Dielectric Testing of Rubber Safety Products, Training Services, New Hampshire Pilot Program Billing
     Services

Page 23

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                   For the Year Ended December 31, 1997
                                              (In Thousands)
                                               SCHEDULE XVI
                   ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
                                ASSOCIATE COMPANY CHARGESNONASSOCIATE COMPANY CHARGESTOTAL CHARGES FOR SERVICE
                                ------------------------------------------------------------------------------
                                DIRECT  INDIRECT           DIRECT  INDIRECT         DIRECTINDIRECT
                                 COST      COST    TOTAL   COST      COST   TOTAL    COST    COST    TOTAL
920  Salaries and Wages         $ 79,245 $10,606 $ 89,851  $   46          $   46 $ 79,291 $10,606$ 89,897
921  Office Supplies and Expenses 28,735   9,017   37,752   1,828           1,828   30,563   9,017  39,580
922  Administrative Expense
       Transferred-Credit
923  Outside Services Employed    18,321   1,467   19,788                           18,321   1,467  19,788
924  Property Insurance                       77       77                                       77      77
925  Injuries and Damages          1,914     257    2,171                            1,914     257   2,171
926  Employee Pensions and Benefits       22,983    3,134  26,117                           22,983   3,134    26,117
928  Regulatory Commission Expense   110       2      112                              110       2     112
930.1  General Advertising Expenses
930.2  Miscellaneous General Expenses        594       55     649                              594      55       649
931  Rents                        10,463   6,623   17,086                           10,463   6,623  17,086
932  Maintenance of Structures and
       Equipment                      34   1,924    1,958                               34   1,924   1,958
403  Depreciation and Amortization
       Expense
408  Taxes Other Than Income Taxes 6,320     848    7,168                            6,320     848   7,168
409  Income Taxes                          3,991    3,991            $ 82      82            4,073   4,073
410  Provision for Deferred Income
      Taxes
411  Provision for Deferred Income        (4,716)  (4,716)            (97)    (97)          (4,813) (4,813)
       Taxes-Credit
411.5  Investment Tax Credit
426.1  Donations                      11     287      298                               11     287     298
426.5  Other Deductions
427  Interest on Long-Term Debt
431  Other Interest Expense        1,520  (1,003)     517                            1,520  (1,003)    517
                                -------- ------- --------  ------     ---  ------ -------- ---------------
       TOTAL EXPENSES           $170,250 $32,569 $202,819  $1,874    $(15) $1,859 $172,124 $32,554          $204,678
                                ======== ======= ========  ======     ===  ====== ======== ===============
     Compensation for use of
       Equity Capital                               1,802                      37                    1,839
                                                  -------                  ------                  -------
430  Interest on Debt to
       Associate Companies                           (362)                      -                     (362)
                                                 --------                  ------                 --------
       TOTAL COST OF SERVICE                     $204,259                  $1,896                 $206,155
                                                 ========                  ======                 ========
     INSTRUCTION:     Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Page 24

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1997
                                              (In Thousands)

                                               SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                               TOTAL
     DESCRIPTION OF ITEMS                      AMOUNT OVERHEAD   01       02      03      04       05
                                               ------ -------- ------   ------  ------  ------   ------
920  Salaries and wages                     $ 89,897           $3,441   $513   $1,936    $8,186  $1,278
921  Office supplies and expenses             39,580              226     24    2,153     3,125     216
922  Administrative expense transferred - credit
923  Outside services employed                19,788              211     10       56       480     127
924  Property insurance                           77
925  Injuries and damages                      2,171
926  Employee pensions and benefits           26,117            1,009      5        7        36       3
928  Regulatory commission expense               112
930.1          General advertising expenses
930.2          Miscellaneous general expense     649               98                         5
931  Rents                                    17,086                8             846       895     147
932  Maintenance of structures and equipment   1,958                                          1
403  Depreciation and amortization expense
408  Taxes other than income taxes             7,168
409  Income taxes                              4,073  $4,073
410  Provision for deferred income taxes
411  Provision for deferred income taxes - credit     (4,813)  (4,813)
411.5          Investment tax credit
426.1          Donations                                 298
426.5          Other deductions
427  Interest on long-term debt
430  Interest on debt to associate companies    (362)
431  Other interest expense                      517
                                            --------  ------  -------   ----   ------   -------  ------
               TOTAL EXPENSES               $204,316  $ (740) $ 4,993   $552   $4,998   $12,728  $1,771
                                            ========  ======  =======   ====   ======   =======  ======


INSTRUCTION:     Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting
                 System: Uniform System of Accounts)


                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                                   For the Year Ended December 31, 1997
                                              (In Thousands)

                                         SCHEDULE XVII - CONTINUED

ACCOUNT
NUMBER     06        07       08      09       10        11       12      13       14        15       16
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------   -------  -------
920       $2,745   $3,546  $ 3,641  $10,814   $3,926     $886     $784  $26,610  $ 2,392    $ 783  $5,334
921          180    1,018    1,442   17,323    1,403       48       75    3,598      689      260     935
922
923            2       48    2,548   13,506      194       70               122       25               90
924                                                                                   77
925                          1,359                                  47               746
926           12       34   24,292       48       36       15        1      175       27        6      80
928                                      27                21
930.1
930.2          3                38                 1                          1      243
931            1       51    2,110    8,679       19                 6      625       17        1     143
932                          1,887                                            2
403
408                                                                                                 7,168
409
410
411
411.5
426.1                          224                                                                     74
426.5
427
430                                                                                                  (362)
431                         (1,126)                                                    8            1,635
          ------   ------  -------  -------   ------   ------   ------  -------  -------   ------ -------
          $2,943   $4,697  $36,415  $50,397   $5,579   $1,040   $  913  $31,133  $ 4,224   $1,050 $15,097
          ======   ======  =======  =======   ======   ======   ======  =======  =======   ====== =======

Page 26

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                   For the Year Ended December 31, 1997
                                              (In Thousands)

                                         SCHEDULE XVII - CONTINUED
ACCOUNT
 NUMBER     17      18       19        20       21
-------  -------   -------  ------- -------  -------   -------  ------- -------  -------  ------
920       $  703   $7,536   $4,201     $642
921           84    5,650      944      135   $   52
922
923           42      894    1,051      312
924
925                     7       12
926           13       41      139      138
928                             64
930.1
930.2                   7       55      198
931                 3,493       44        1
932                    68
403
408
409
410
411
411.5
426.1
426.5
427
430
431
          ------  -------  -------   ------   ------   ------    -----   ------   ------   ------
          $  842  $17,696   $6,510   $1,426   $   52
          ======   ======   ======  =======   ======   ======   ======    =====    =====   ======

Page 27

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                DEPARTMENTAL ANALYSIS OF SALARIES
                           ACCOUNT 920


                                     DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO           NUMBER
                                     -------------------------------        PERSONNEL
Indicate each dept. or      TOTAL          PARENT   OTHER      NON           END OF
service function           AMOUNT        COMPANY  ASSOCIATES               ASSOCIATES         YEAR
01 Management                 $ 3,441             $261           $ 3,180                            17
02 Research &
    Development                   513                                513                             6
03 Customer Service             1,936                              1,936                            38
04 Engineering                  8,186                              8,177           $  9            119
05 REMVEC/Dispatching           1,278                              1,278                            16
06 Supply Chain
    Management                  2,745                              2,745                            51
07 Transmission                 3,546                              3,546                            43
08 Human Resources              3,641              206             3,435                            34
09 Information Services        10,814                3            10,811                           179
10 Demand Side Management       3,926                              3,926                            57
11 Rates                          886                                886                            12
12 Environmental                  784                                784                            11
13 Construction                26,610                2            26,603              5            438
14 Treasury/Financial           2,392               65             2,327                            31
15 Financial Forecasting          783                                783                            10
16 Corporate Accounting         5,334               19             5,315                           112
17 Internal Audit                 703                                703                            12
18 Retail Operations            7,536                1             7,510             25            116
19 Corporate Legal              4,201               45             4,156                            42
20 Corporate
    Communications                642                1               641                            13
                              -------             ----           -------           ----          -----
    TOTAL                     $89,897             $603           $89,255           $ 39          1,357
                              =======             ====           =======           ====          =====

Page 28

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1997
                              (In Thousands)

                         OUTSIDE SERVICES EMPLOYED
                                ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee
                and included within one subaccount is less than $100,000,
                only the aggregate number and amount of all such payments
                included within the subaccount need be shown.  Provide a
                subtotal for each type of service.
                                                 RELATIONSHIP
                                                "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE"NA"- NON ASSOCIATE AMOUNT

LEGAL SERVICES


    Hale & Dorr             Legal Services          NA              464

    Joyce and Joyce         Legal Services          NA              131

    Kearny & Gleason        Legal Services          NA              107

    Twenty-Two Vendors                              NA              415
    (Each Under $100,000)                                          ----

                            TOTAL LEGAL SERVICES                  1,117
                                                                   ----
ENGINEERING SERVICES

    Parsons Main, Inc.      Engineering Services    NA              213

    Stone & Webster         Engineering Services    NA              102
      Engineering Svcs.

    Triad Engineering Corp. Engineering Services    NA              152

    Twelve Vendors                                  NA              227
      (Each Under $100,000)                                        ----

                            TOTAL ENGINEERING SERVICESS                  694
                                                                   ----

MANAGEMENT CONSULTING SERVICES

    Higher Ground Associates                        Management Consultants  NA     222

    Mercer Management       Management Consultants  NA            1,698

    Two Vendors                                     NA               26
      (Each Under $100,000)                                       -----

                            TOTAL MANAGEMENT CONSULTING SERVICES  1,946
                                                                  -----
OTHER SERVICES
    Agnew, Carter, McCarthy, Inc. Public Relations Services       NA     189

Page 29

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1997
                              (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - CONTINUED
                                ACCOUNT 923
                                                  RELATIONSHIP
                                                 "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE "NA"- NON ASSOCIATE   AMOUNT


    Alternative Resources Corp.                     Information Systems     NA     173
                              Professional Services

    American Consulting Group Information Systems   NA              145
                              Professional Services

    Cambridge Technology         Information Systems              NA     190
      Partners                Professional Services

    Command Systems         Information Systems     NA              148
                              Professional Services

    Computer Associates     Information Systems     NA              155
                              Professional Services

    Digital Equipment Corp. Information Systems     NA
                              Professional Services                 118

    Eliassen Group, Inc.    Information Systems     NA              124
                              Professional Services

    Employee Communications Human Resource Management             NA     103
      Services                Services

    Fuessler Group, Inc.    Public Relations Services             NA     161

    IBM                     Information Systems     NA            6,236
                              Professional Services

    Keane, Inc.             Information Systems     NA            2,883
                              Professional Services

    The Lenco Computer Corp.  Information Systems   NA              152
                              Professional Services

    Maxima Consulting, Inc.   Information Systems   NA               177
                              Professional Services

    Meta Group, Inc.        Information Systems     NA               125
                              Professional Services

    Montaup Electric Co.    Personnel Assigned      NA               127
                              to REMVEC

    MTI Consulting          Information Systems     NA               120
                              Professional Services

    New Boston Systems      Information Systems     NA             1,332
                              Professional Services

    Palmer Associates       Information Systems     NA               601
                              Professional Services

Page 30

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1997
                              (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - CONTINUED
                                ACCOUNT 923
                                                  RELATIONSHIP
                                                 "A"- ASSOCIATE
FROM WHOM PURCHASED         TYPE OF SERVICE "NA"- NON ASSOCIATE   AMOUNT



    RHR International Co.   Human Resource Services                NA     103

    Regional Economic       Professional Services  NA                138
      Research, Inc.

    Reliance Systems        Information Systems    NA                505
                              Professional Services

    System 2000             Information Systems    NA                132
                              Professional Services

    Towers, Perrin          Human Resource         NA                124
      Forster & Crosby        Management Services

    Waterfield Technology Group                    Information Systems  NA     646
                              Professional Services

    Forty-Six vendors       Miscellaneous Services NA              1,124
    (each under $100,000)                                         ------
                            TOTAL OTHER SERVICES                  16,031
                                                                  ------
                                 GRAND TOTAL                       $19,788
                                                                    ======

Page 31

            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

                   For the Year Ended December 31, 1997
                              (In Thousands)

                      EMPLOYEE PENSIONS AND BENEFITS
                                ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                DESCRIPTION                                 AMOUNT
                Pensions                                    $8,220
                Postretirement Benefits Other than Pensions  7,045
                Postemployment Benefits                      1,261
                Group Insurance Premiums                       822
                Executive Life Insurance                    (1,606)
                Medical Insurance Premiums                   4,744
                Employee Publications                          166
                Employee Health Program                        429
                Employee Educational Aid                       391
                Employee Thrift Plan                         2,626
                Employee Occupational Health Service           174
                Employee Benefits Administration               642
                Employee Termination Costs                   1,187
                Miscellaneous (Each Under $25,000)              16
                                                           -------
                         TOTAL                             $26,117
                                                           =======


        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                   GENERAL ADVERTISING EXPENSES
                          ACCOUNT 930.1



INSTRUCTIONS: Provide a listing of the amount included in Account
                930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


           DESCRIPTION       NAME OF PAYEE                 AMOUNT

                                                            None
                                                            ----
                    TOTAL                                   None
                                                            ====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                  MISCELLANEOUS GENERAL EXPENSES
                          ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account
           930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
           Section 441 (b) (2)) shall be separately classified.


           DESCRIPTION                                    AMOUNT

           Annual Report Costs                                  $227
           Annual Meeting Costs                                  214
           Directors' Fees                                        97
           Membership Dues - Company                        111
                                                           ----
                    TOTAL                                  $649
                                                           ====

Page 34
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                              RENTS
                           ACCOUNT 931



INSTRUCTIONS: Provide a listing of the amount included in Account
           931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

            TYPE OF PROPERTY                             AMOUNT

            Building Rents                                   $ 3,604

            Microwave and Telemetering Equipment               1,776

            Computer Hardware and Software                     3,293

            Transportation Equipment                           1,191

            Capital Lease - Computer Information Systems       5,764

            Office and Other Equipment                         1,458
                                                              ------
                         TOTAL                               $17,086
                                                              ======

Page 35

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                  TAXES OTHER THAN INCOME TAXES
                           ACCOUNT 408



INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
           Income Taxes".  Separate the analysis into two groups:
           (1) other than U.S. Government taxes, and (2) U.S.
           Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            KIND OF TAX                                        AMOUNT
            1) OTHER THAN U.S. GOVERNMENT TAXES
                State Unemployment                                $1,015
                Municipal & Fuel- Motor Vehicle Excise                53
                                                                  ------
                         SUBTOTAL                                  1,068
                                                                  ------
            2) U.S. GOVERNMENT TAXES
                Federal Unemployment                                  85
                Federal Insurance Contribution Act - Company       6,008
                Miscellaneous                                          7
                                                                  ------
                         SUBTOTAL                                  6,100
                                                                  ------
                         TOTAL                                    $7,168
                                                                  ======

Page 36

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                            DONATIONS
                          ACCOUNT 426.1



INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT        PURPOSE OF DONATION               AMOUNT
United Way               Matching Gifts Program                  $ 79

Alliance for Education   Curriculum Development                    37

W.G.B.H.                 Matching Gifts Program                    10

Dana Farber Cancer
 Institute               Matching Gifts Program                     5

Diocese of Worcester     Matching Gifts Program                     5

Massachusetts Institute
 of Technology           Matching Gifts Program                     5

Belmont Hill School      Matching Gifts Program                     4

Crohn's & Colitis
 Foundation              Matching Gifts Program                     4

Mount Tremper Outdoor
 Ministries              Matching Gifts Program                     4

St. John's Seminary      Matching Gifts Program                     4

Central Catholic High
 School                  Matching Gifts Program                     3

Harpsichord Unlimited    Matching Gifts Program                     3

Worcester Polytechnic
 Institute               Matching Gifts Program                     3

Miscellaneous (483 Items)                                  Matching Gifts Program
 (Each Vendor Under $3,000)                                for colleges, universities,
                         and other charitable
                         organizations                            132
                                                                -----
                         TOTAL                                   $298
                                                                =====

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997
                          (In Thousands)

                         OTHER DEDUCTIONS
                          ACCOUNT 426.5



INSTRUCTIONS:  Provide a listing of the amount included in Account
           426.5, "Other Deductions", classifying such expenses according to their nature.


            DESCRIPTION               NAME OF PAYEE         AMOUNT

                                                                 None
                                                                 ----
                    TOTAL                                        None
                                                                 ====

Page 38
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997

                          SCHEDULE XVIII
                   NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


                    No Significant Notes

Page 39

                            ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
                                            ORGANIZATION CHART

                                   For the Year Ended December 31, 1997
                                                           Chairman NEES
                                                 !  (01)
                                                 !
                                                    President & Chief Executive
                                                            Officer NEES
                                                 !  (01)
                                                 !
         ---------------------------------------------------------------------------------------------------------------
                  !                  !                      !                           !
                Vice                 Sr. Vice             Sr. Vice                      President
                President            President            President             NEPCo
                NEES                 Finance - NEES            NEES
                                   President - NEPSCo
                  ! (01)             !  (01)                !  (01)                     !  (01)
                  !                  !                      !                           !
                  -Customer Service     -Supply Chain Management           -Environmental             -Research &
                  ! (03)             !  (06)                !  (12)                      Development
                  !                  !                      !                           !  (02)
                  -Engineering       -Human Resources        -Corporate Legal             !
                  ! (04)             !  (08)                !  (19)                     -Engineering
                  !                  !                      !                           !  (04)
                  -REMVEC/Dispatching           -Information Services        -Corporate          !
                  ! (05)             !  (09)                 Communications             -Environmental
                  !                  !                       (20)                   !   (12)
                  -Transmission      -Rates                                      !
                  ! (07)             !  (11)                                     -Construction
                  !                  !                                           !  (13)
                  -Demand Side       -Treasury/Financial                         !
                   Management        !  (14)                                     -Planning & Power Supply
                  ! (10)             !                                              (21)
                  !                  -Financial Forecasting
                  -Environmental     !  (15)
                  ! (12)             !
                  !                  -Corporate Accounting
                  -Construction      !  (16)
                  ! (13)             !
                  !                  -Internal Audit
                  -Retail Operations            (17)
                    (18)

The numbers that appear with Department are a cross reference to Page 27.


Page 40
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997

                      METHODS OF ALLOCATION



            Inventory, less fuel

            Microwave air line circuit miles

            Number of employees

            Number of customers

            Number of meters in service

            Adjusted gross revenue

            Number of purchase orders

            Archive space occupied

            Budgeted transmission/distribution
            operation and maintenance expenditures

            Budgeted transmission/distribution
            capital expenditures

            Number of aerial devices

            Average of number of purchase orders issued, number of checks processed and inventory balances

            Total billings to associated companies
            for services rendered (excluding
            convenience payments)

Page 41

        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY

               For the Year Ended December 31, 1997

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

  As authorized by Commission's File No. 70-6353 and amendment No. 11 dated
August 18, 1995, New England Power Service Company included in its service charge to customers for the year 1997 the amount of $1,839,383.  The following is a schedule indicating a breakdown of this billing:
                              Associated   Non-Associated
                               Companies      Companies       Total
                             ------------  ----------------           ---------
Total Compensation               $1,818,087        $21,296     $1,839,383

Excess of Revenues Billed
  Over Costs Incurred to
  Non-Associated Companies          (15,800)        15,800              -
                                                 ---------        -------           ---------
Compensation for Use of
  Equity Capital Billed          $1,802,287        $37,096     $1,839,383
                                                 =========         ======           =========


  The Company is authorized by this order and amendment thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings. The calculation of the authorized amount is as follows:

  Common Equity:

     Capital Contributions from NEES                                                   $16,350,000
     Common Shares                                                     75
                                                              -----------
                                                                                                                $16,350,075
                                                              -----------

      Amount of Equity return
      January - December @ 11.25%                              $1,839,383
                                                               ==========

Page 42
        ANNUAL REPORT OF NEW ENGLAND POWER SERVICE COMPANY
               For the Year Ended December 31, 1997

                         SIGNATURE CLAUSE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                New England Power Service Company
                ---------------------------------
                   (Name of Reporting Company)




                               By:      s/ H.W. McDowell
                                   -------------------------------
                                   (Signature of Signing Officer)




                    H. W. McDowell, Controller
           -------------------------------------------
           (Printed Name and Title of Signing Officer)